November 7, 2012

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	BRIGHTPOINT, INC.; POST-EFFECTIVE AMENDMENT NO. 1 TO

REGISTRATION STATEMENT ON FORM S-3, FILED OCTOBER 26, 2012

(FILE NO. 333-37022) – FORM AW – APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

Brightpoint, Inc., an Indiana corporation (the “Registrant”), hereby applies, pursuant to Rule 477(a) of the Securities Act of 1933, as amended, to withdraw the above referenced amendment (the “Post-Effective Amendment”). The Post-Effective Amendment was filed with the Securities and Exchange Commission (the “SEC”) on October 26, 2012.

As discussed with SEC staff members, the Registrant is requesting the withdrawal of the Post-Effective Amendment because the registration statement to which the Post-Effective Amendment relates has been withdrawn. No securities have been sold or will be sold pursuant to the Post-Effective Amendment.

Accordingly, the Registrant hereby respectfully requests that the SEC grant the withdrawal of the Post-Effective Amendment as soon as reasonably possible.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Craig M. Carpenter at (317) 707-2489.

Sincerely,

BRIGHTPOINT, INC.

By:	/s/ Craig M. Carpenter
Name: Craig M. Carpenter
Title: Executive Vice President, General Counsel and Secretary